Hughes Supply, Inc.
                                 One Hughes Way
                                Orlando, FL 32805

April 4, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N. W.
Washington, DC 20549

Re: (1) Request for Withdrawal of Post-Effective Amendment No. 1 to the Form S-3 Registration Statement (Registration No. 333-116464); (2) Request for Withdrawal of Post-Effective Amendment No. 1 to the Form S-8 Registration Statement (Registration No. 333-40666; 333-57979; 333-100055; 333-109257; 333-118558; 333-125132; 002-78323; 033-09082;
          033-26468; 033-33701; 333-19007; 333-27935; 333-35059; 333-40658 and
          333-40664); and (3) Request for Withdrawal of Post-Effective Amendment No. 2 to the Form S-8 Registration Statement (Registration No. 333-57977)


Ladies and Gentlemen:

           Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Hughes Supply, Inc. (the "Registrant") hereby applies to the Securities and Exchange Commission for consent to immediately withdraw the following documents each filed on March 31, 2006:

           (i) Registrant's Post-Effective Amendment No. 1 to its Registration Statement on Form S-3 (Registration No. 333-116464), hereinafter referred to as the "S-3 Post Effective Amendment"; and

           (ii) Registrant's Post-Effective Amendment No. 1 to its Registration Statement on Form S-8 (Registration Nos. 333-40666; 333-57979; 333-100055;
333-109257; 333-118558; 333-125132; 002-78323; 033-09082; 033-26468; 033-33701;
333-19007; 333-27935; 333-35059; 333-40658 and 333-40664); and Post-Effective
Amendment No. 2 to its Registration Statement on Form S-8 (Registration No. 333-57977), hereinafter collectively referred to as the "S-8 Post-Effective Amendments."

           The S-3 Post-Effective Amendment is being withdrawn to correct the reported amount of the securities that remained unsold under the Registrant's Registration Statement on Form S-3 (Registration No. 333-116464) and the S-8 Post-Effective Amendments are being withdrawn because they were filed incorrectly under Form Type POS AM. No securities have been sold in connection with the filing of the Post-Effective Amendments.

           The Registrant requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the aforementioned Post-Effective Amendments in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

           Please forward copies of the order consenting to the withdrawal of the Post-Effective Amendments to the undersigned at Hughes Supply, Inc., One Hughes Way, Orlando, Florida 32805.



                                                 Sincerely,

                                                 HUGHES SUPPLY, INC.

                                                 By: /s/ Jonathan Gottsegen
                                                    ----------------------------
                                                    Name:   Jonathan Gottsegen
                                                    Title:  Assistant Secretary